150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20120457458-68
Ross Miller Secretary of State State of Nevada	Filing Date and Time 06/29/2012 9:20 AM
	Entity Number E0301612010-3

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Delaine Corporation

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Preferred Shares with par value: 10,000,000 Par Value $0.001

See attached 9 pages of Certificate of Designation.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION
OF
CLASS A PREFERRED STOCK
OF
DELAINE CORPORATION

(Pursuant to NRS 78.1955)

The following is a statement of the powers, designations, preferences, limitations, restrictions and relative rights of a series of preferred stock of Delaine Corporation, a Nevada corporation (the "Corporation"), as authorized and ratified by the board of directors of the Corporation, for the purposes of confirming a series of the Corporation's authorized preferred stock, $.001 par value per share ("Preferred Stock"):

1,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "Class A Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

1. Dividends.

From and after the date of the issuance of any shares of Class A Preferred Stock, the holders of record of each share of Class A Preferred Stock will be entitled to receive, and the Board of Directors of the Corporation must declare dividends in an amount equal to the amount of dividends such holders would have received if each share of Class A Preferred Stock had been one share of the Corporation's common stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Class A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Class A Preferred Stock then outstanding will be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment will be made to the holders of Common Stock or any other Junior Securities by reason of their ownership thereof, an amount per share equal to an amount equal to the amount such holders would have received if each share of Class A Preferred Stock had been one share of the Corporation's common stock (the "Base Amount") plus any accrued but unpaid dividends. The aggregate amount which a holder of a share of Class A Preferred Stock is entitled to receive under this Section 2.1 is referred to as the "Class A Liquidation Amount."

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Class A Preferred Stock as provided in Section 2.1, the remaining assets of the Corporation available for distribution to its stockholders will be distributed among the holders of Junior Securities, in accordance with their respective terms. After the payment of all preferential amounts required to be paid to the holders of shares of Class A Preferred Stock as provided in Section 2.1, the holders of shares of Class A Preferred Stock shall not participate in the distribution of the remaining assets pursuant to this Section 2.2.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events will be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Class A Preferred Stock elects otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger or consolidation, the parent corporation or entity of such surviving or resulting corporation or entity.

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or a majority of the assets or revenue or earnings generating capacity of the Corporation and its subsidiaries taken as a whole (including, without limitation, any of its patents), or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if a majority of the assets or revenue or earnings generating capacity of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or

subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; or

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation will not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation will be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2. In the event of a Deemed Liquidation Event, if the Corporation does not effect a dissolution of the Corporation under the Nevada Revised Statutes within 90 days after such Deemed Liquidation Event, then (i) the Corporation will send a written notice to each holder of Class A Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Class A Preferred Stock, and (ii) if the holders of at least a majority of the then outstanding shares of Class A Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation will use the consideration received by the Corporation, if any, for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders (the "Available Proceeds"), to the extent legally available therefor, on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Class A Preferred Stock at a price per share equal to the Redemption Price (defined in Section 5 below). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Class A Preferred Stock, the Corporation will redeem a pro rata portion of each holder's shares of Class A Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts that would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and will redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. The Corporation will send written notice of the mandatory redemption (the "Redemption Notice") to each holder of record of Class A Preferred Stock not less than 40 days prior to each Deemed Liquidation Event. Each Redemption Notice will state:

(i) the number of shares of Class A Preferred Stock held by the holder that the Corporation will redeem on the date of the Deemed Liquidation Event specified in the Redemption Notice;

(ii) the date of the Deemed Liquidation Event and the Redemption Price;

(iii) the date upon which the holder's right to convert such shares terminates; and

(iv) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Class A Preferred Stock to be redeemed.

2.3.3 Opt Out; Tender of Certificates. If the Corporation receives, on or prior to the 20th day after the date of delivery of the Redemption Notice to a holder of Class A Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 2.3, then the shares of Class A Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice will thereafter be "Excluded Shares." Excluded Shares will not be redeemed or redeemable pursuant to this Section 2.3, whether in such Deemed Liquidation Event or thereafter. On or before the date of the Deemed Liquidation Event, each holder of shares of Class A Preferred Stock to be redeemed on such date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, must surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares will be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Class A Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Class A Preferred Stock will promptly be issued to such holder. If the Redemption Notice has been duly given, and if on the date of the Deemed Liquidation Event the Redemption Price payable upon redemption of the shares of Class A Preferred Stock to be redeemed in such Deemed Liquidation Event is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Class A Preferred Stock so called for redemption have not been surrendered,

dividends with respect to such shares of Class A Preferred Stock will cease to accrue after date of the Deemed Liquidation Event and all rights with respect to such shares will forthwith after the date of the Deemed Liquidation Event terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

Prior to the distribution or redemption provided for in this Section 2.3, the Corporation will not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.4 Amount Deemed Paid or Distributed. If the amount deemed paid or distributed under this Section 2.3 is made in property other than in cash, the value of such distribution will be the fair market value of such property determined as follows:

(a) For securities not subject to investment letters or other similar restrictions on free marketability,

(i) if traded on a securities exchange or the NASDAQ Stock Market, the value will be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-period ending three days prior to the closing of such transaction;

(ii) if actively traded on the over-the-counter-bulletin-board (OTCBB), the value will be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of such transaction; or

(iii) if there is no active public market, the value will be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(b) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) will take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value, as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

2.3.5 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow or is payable to the stockholders of the Corporation subject to contingencies, the

Merger Agreement will provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") will be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any additional consideration that becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies will be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class A Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of Class A Preferred Stock held by such holder as of the record date for determining stockholders entitled to vote on such matter, multiplied by twenty five (25.) Except as provided by law or by the other provisions of the Articles of Incorporation or Certificate or Designation, holders of Class A Preferred Stock will vote together with the holders of Common Stock as a single class.

4. Optional Conversion.

The holders of the Class A Preferred Stock will have conversion rights as follows (the "Conversion Rights"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Class A Preferred Stock will be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one (1) share of the Corporation's Common Stock.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Class A Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Class A Preferred Stock. Any fractional shares to which

the holder would otherwise be entitled will be cancelled with no compensation to such holder.

4.3 Reservation of Shares. The Corporation will at all times when the Class A Preferred Stock will be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Class A Preferred Stock, such number of its duly authorized shares of Common Stock.

4.4 Effect of Conversion. All shares of Class A Preferred Stock that have been surrendered for conversion as herein provided will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, and to receive payment of any dividends declared but unpaid thereon. Any shares of Class A Preferred Stock so converted will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class A Preferred Stock accordingly.

4.5 Taxes. The Corporation will pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Class A Preferred Stock pursuant to this Section 4. The Corporation will not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Class A Preferred Stock so converted were registered, and no such issuance or delivery will be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.6 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there occurs any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Class A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by this Section 4) then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Class A Preferred Stock will thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Class A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such

case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) will be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Class A Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Class A Conversion Price) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Class A Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Class A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Class A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Class A Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Class A Preferred Stock and the Common Stock. Such notice will be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5. Redemption of Shares :

5.1 Each share of Class A Preferred Stock will be redeemable only by agreement of both the Corporation, (through vote of its Board of Directors) and the Holders of such Class A Preferred Stock, at any time and from time to time, at an agreed upon redemption price (the "Redemption Price"). Neither the Corporation, nor any Holder of any shares of Class A Preferred Stock shall be required to redeem or accept the redemption of any shares of Class A Preferred Stock unless such agreement is reached. In no event shall the Redemption Price be less than the value of the Preferred Stock, if the Preferred Stock had been common stock (the value of the common stock to be determined pursuant to Section 2.3.4(a)).

5.2 Each Share of Class A Preferred Stock redeemed or otherwise acquired by the Corporation will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Class A Preferred Stock following redemption.

6. Waiver. Any of the rights, powers, preferences and other terms of the Class A Preferred Stock set forth herein may be waived on behalf of all holders of Class A Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Class A Preferred Stock then outstanding.

7. Notices. Any notice required or permitted to be given to a holder of shares of Class A Preferred Stock will be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.